FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 30, 2023, announcing that Gilat Satellite Networks to Present at the 2023 LD Micro Invitational Conference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 30, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Satellite Networks to Present at the 2023 LD Micro Invitational Conference

Presentation will take place on Wednesday, June 7th at 12 p.m. PT

Petah Tikva, Israel, May 30, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that it will be presenting at the 13th annual LD Micro Invitational on Wednesday, June 7th at 12 p.m. PT at the Luxe Sunset Boulevard Hotel in Los Angeles. Gil Benyamini, Chief Financial Officer, will be giving the Gilat presentation.

The event is expected to feature more than 150 companies, which are presenting in half-hour increments and hosting private one-on-one meetings.

We invite interested parties to register to watch the presentation remotely at https://ldinv13.sequireevents.com/.

Management will also be meeting with investors and analysts in a one-on-one setting. Investors that wish to meet with management should contact the investor relations team of Gilat.

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

To present or register, please get in touch with Dean@ldmicro.com.

To learn more about Freedom US Markets, visit www.freedomusmkts.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com